Contact

www.linkedin.com/in/drue-freeman-b67a12 (LinkedIn)

Top Skills

Automotive

Semiconductors

Electronics

Publications

Disruption and Resilience: Lightning Strikes in the Automotive Semiconductor Industry

Following the Autonomous Vehicle Hype

Higher (STEM) Education Diplomacy

COMMENT: The auto industry must future-proof today for the CE tech of tomorrow

Bridging the business model gap between the semiconductor industry and the automotive industry with respect to quality and reliability

Drue Freeman

Independent Board Director, Consultant, Advisor & Investor, Experienced Global Automotive Semiconductor Executive

Cupertino, California, United States

Summary

Drue Freeman is an Independent Board Director at Ideal Power (NASDAQ:IPWR) and is currently serving on the Board of Directors at Sand Hill Angels.

The former CEO of the Association for Corporate Growth, Silicon Valley (ACGSV) and a 30-year semiconductor veteran, Drue advises and consults for early-stage startups, multi-billion-dollar corporations, and for financial institutions studying the implications of technological disruptions on the automotive industry. Drue is on the Advisory Boards of several public and private companies as well as Silicon Catalyst. His Venture Capital and Angel Investments focus primarily on the automotive sector.

Previously, Drue served as Sr Vice President Global Automotive Sales & Marketing at NXP (2009 - 2015), gaining significant automotive semiconductor TAM share. In his career with NXP (formerly Philips Semiconductors), Drue spent 3 years in Shanghai establishing a #1 position in the China automotive market while launching and serving as Board Member for the first Chinese automotive semiconductor company, Datang-NXP Semiconductors. Prior to China, he worked 7 years at NXP's Automotive HQ in Germany, including 4 years as VP of Automotive Quality. He has also been based in Tokyo, with Philips and VLSI Technology and held positions in key account management, applications engineering, and development engineering for various companies in California.

Experience

Ideal Power Inc.

Member Board Of Directors (Independent)

April 2022 - Present (1 year 8 months)

Ideal Power (NASDAQ: IPWR) is developing its broadly patented bidirectional power switches, creating highly efficient and eco-friendly energy control solutions for electric vehicles (EVs), EV charging, renewable energy and storage, UPS/data center, solid-state circuit breaker and other industrial and military applications.

• Chair of the Nominating & Corporate Governance Committee

• Member of the Audit Committee

Sand Hill Angels

Board Director, Investor

August 2016 - Present (7 years 4 months)

Board Director from January 2018

Sand Hill Angels is a group of successful Silicon Valley executives and accredited investors who are passionate about entrepreneurialism and the commercialization of disruptive technologies.

Smart Money for Great Startups

Independent

Consultant, Advisor, Executive Coach, & Investor

November 2015 - Present (8 years 1 month)

Cupertino, CA

Specialties:

• Global Marketing & Sales

• Automotive Semiconductors

• Connected Car

• International Business incl. Japan, China, Europe, & US

• Quality & Customer Focused Change Management

• Public Relations & Media

• Executive Coaching

Advisory & Consulting Clients include:

• Boardwalktech Software Corp (5/19 to Present) - (TSXV: BWLK.V)

• Ridar Systems (Board of Management & Advisor) (2/17 to Present)

• SapientX (Member of the Board) (6/20 to Present)

• Oculi (1/21 to Present)

• OWL Autonomous Imaging (8/21 to Present)

• Aura Intelligent Systems (2/23 to Present)

• NuNami (2/23 to Present)

- Matrix Capital (2/23 to Present)
- Blue River (7/23 to Present)
- Seamless Microsystems (4/21 to 5/22 - Acquired)
- Savari, Inc. (5/16 to 2/21 - Acquired by Harman)
- DeepScale a.i. (11/17 to 9/19 - Acquired by Tesla)
- Metawave (8/17 to 10/18)

Silicon Catalyst
Advisor
November 2016 - Present (7 years 1 month)
Silicon Valley, CA

Silicon Catalyst is the only incubator focused exclusively on solutions in silicon, building a coalition of in-kind and strategic partners to dramatically reduce the cost and complexity of development. With a world-class network of mentors to advise startups, Silicon Catalyst is helping startups address challenges moving from idea to realization.

BWG Strategy LLC
Advisory Board Member
November 2015 - Present (8 years 1 month)
New York, NY

BWG is an invite-only network for senior executives across technology, media and telecom. BWG industry professionals participate in a series of roundtables discussions, which are a valuable resource for market intelligence, business development and personal / professional networking.

Association For Corporate Growth - ACG Silicon Valley
CEO
March 2018 - April 2020 (2 years 2 months)
Silicon Valley, CA

ACG Silicon Valley, one of the premier organizations for Decision Makers in the Valley, provides business professionals with direct and referral access to key business leaders, transformational thought leadership, and practical experience for professional growth and business development.

http://acgsv.org/

NXP Semiconductors
16 years

Board Member, Datang NXP Semiconductors Co. Ltd

April 2014 - August 2015 (1 year 5 months)

• Scanned China market for suitable Joint-Venture opportunities
• Identified Datang Telecom as JV partner to leverage NXP's #1 position in China to establish the first true Chinese Automotive Semiconductor company, HQ'd in Rudong, China
• Developed Win-Win scenarios for both parties, defined business scope, and created initial business case with small skunk-works team
• Executive Sponsor of Due-Diligence, Negotiation, and "Go-Live" Teams
• Provided regular guidance to CEO & JV Management Team to ensure Business Objectives were Met
• Regular Interaction with Chinese Government Officials to build mutual confidence and trust in the ongoing support for the success of the enterprise

SVP Global Automotive Sales & Marketing

February 2009 - June 2015 (6 years 5 months)
San Jose/Shanghai/Hamburg

Gained significant Automotive Semiconductor TAM Share by developing long-term relationships and locking in Design-Wins at all major Automotive (Tier-1) customers via a worldwide sales, marketing and application engineering team of over 150 people
• Drove Business Development with Car Makers and other Eco-System Partners
• Established NXP as #1 Automotive Semi Supplier in China while based in Shanghai
• Significantly improved customer satisfaction
• Global PR engagement with business and electronics press, incl., online, TV and Radio

http://blog.nxp.com/author/druefreeman/

http://www.ai-online.com/Adv/Previous/show_issue.php?id=5146&search=true#sthash.lIHwh9qX.dpbs

http://www.razor.tv/video/1198442/cars-that-can-talk

SVP Sales & Marketing Americas

February 2013 - November 2014 (1 year 10 months)
San Jose

• Redefined Go-to-Market Strategy
• Created Structured Distribution Strategy

• Significantly improved Employee Engagement and Customer Satisfaction

• Outgrew the Americas Semiconductor TAM (Strategy Analytics) by 2.7X in 2014

VP Quality & Customer Excellence, Automotive & Identification

2005 - February 2009 (4 years)

Hamburg, Germany

Vice President Global Automotive Marketing & Sales

April 2003 - December 2005 (2 years 9 months)

Munich/Tokyo

Regional Market Segment Manager, Asia

September 1999 - April 2003 (3 years 8 months)

Tokyo

VLSI Technology

Various

1990 - 1999 (9 years)

Tokyo/San Jose/Los Angeles

1998-1999: Dir. of Consumer & Multimedia Marketing & Operations - VLSI Technology, Japan

1995-1998: Sr. Sales Account Manager - VLSI - San Jose

1992-1995: Sales Engineer - VLSI - Los Angeles

1990-1992: FAE - ASIC & ASIC Development Software - VLSI - Los Angeles

Seattle Silicon

Applications Engineer

1988 - 1990 (2 years)

Los Angeles

ASIC Software

McDonnell Douglas Astronautics

Engineer

1986 - 1988 (2 years)

Huntington Beach, CA

Team member developing 32-bit GaAs RISC Microprocessor for Space Applications and Silicon-Compiler developed CMOS-based emulator

Education

Pepperdine Graziadio Business School

MBA, Business · (1990 - 1994)

San Diego State University

BSEE, Electrical Engineering · (1981 - 1986)